Contact

www.linkedin.com/in/
avaspetpalace (LinkedIn)

Top Skills

Public Speaking
Relationship Building
Marketing

Ava Dorsey
Teen Founder of Ava's Pet Palace
Greater Chicago Area

Summary

I'm Ava, the teen founder of Ava's Pet Palace, a fun, fast-growing pet treat brand focused on real ingredients, sustainability, and community. I started my business at 8 years old because I believed pets deserved better. Today, my organic and limited-ingredient treats are available in top retailers like Erewhon, and I've built a brand loved by pets and trusted by pet parents across the country.

I've pitched to investors, spoken on stages, and raised thousands through crowdfunding, all while finishing high school. I'm proud to be leading the next generation of entrepreneurs, proving that age is never a limit when passion and purpose lead the way.

We're raising on WeFunder!! Check it out at www.wefunder.com/avaspetpalace

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Experience

Ava's Pet Palace
Founder & CEO (Chief Elevation Officer)
June 2016 - Present (9 years 6 months)

At just 8 years old, I started Ava's Pet Palace with a mission to give pets the healthiest, tastiest treats possible, using only ingredients I could pronounce and packaging that's better for the planet. What began in my kitchen has grown into a fast-growing brand with organic and limited-ingredient treats now on the shelves at Erewhon and more retailers coming soon. I've pitched to investors, won national competitions, and built a loyal customer base, all while still in school. I'm proud to lead this business as a Gen Z founder, and I'm just getting started.

Core Skills
• Entrepreneurship: Business strategy, product development
• Brand Marketing: Social campaigns, brand voice, influencer partnerships

• Retail Expansion: Wholesale strategy, pitch presentations, distributor outreach
• Community Building: Ambassador program development, customer engagement
• Public Speaking & Media: Interviews, presentations, and panels

Leadership & Recognition
• Founder and CEO of Ava's Pet Palace since age 8
• Raised over $100,000 through crowdfunding and community-driven initiatives
• Pitch competition winner – Fearless Foundation (2024), Bubble Goods x Shopify NY (2025)
• Named WDB's Young Entrepreneur of the Year (youngest winner, 2020)
• First-ever participant in the BSM Partners Young Entrepreneur Program

Media & Visibility
• Featured in three national magazine covers and dozens of articles
• Guest speaker on industry podcasts and entrepreneurship panels
• Recognized by local and major media

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